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December 2, 2008

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attention: Jim B. Rosenberg Senior Assistant Chief Accountant
Re:	Harleysville Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Quarterly Period Ended September 30, 2008

Definitive Proxy Statement filed March 25, 2008

File No. 000-14697

Ladies and Gentlemen:

On behalf of Harleysville Group Inc. (the “Company”), we hereby acknowledge receipt of the Staff’s comment letter dated November 24, 2008 regarding the Company’s Form 10-K for the Fiscal Year ended December 31, 2007, Form 10-Q for the Quarterly Period ended September 30, 2008 and Definitive Proxy Statement filed March 25, 2008 and respectfully inform the Staff that the Company intends to provide a response letter on or before December 23, 2008.

Sincerely,

/s/ Justin P. Klein

Justin P. Klein

cc:           Arthur E. Chandler, Senior Vice President and Chief Financial Officer
Robert A. Kauffman, Senior Vice President, Secretary, General Counsel
and Chief Governance Officer

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